FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1     Translation of letter to the Buenos Aires Stock Exchange dated May 9, 2014

TRANSLATION

Autonomous City of Buenos Aires, May 9, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Information pursuant to Article 23, Chapter VII of the Buenos Aires Stock Exchange Regulations.

Dear Sirs:

The purpose of this letter is to comply with the current requirements of Article 23, Chapter VII of the Buenos Aires Stock Exchange Regulations.

Continuing with our previous communication of February 27, 2014, please be advised that yesterday, Repsol S.A. (Repsol) notified YPF S.A. (YPF) of the entry into force of the agreement entered into between Repsol and the Republic of Argentina related to Law No. 26,741, referred to in our communication of this past February 25.

As a consequence of such notification, on the date hereof, the agreement entered into between YPF and Repsol has entered into force with the scope duly informed, making effective the withdrawals and indemnities communicated on February 27.

As a result, Repsol is obliged to withdraw the claims against YPF and third parties, as reported in the mentioned communication.

In addition, attached as Annex I is the text of the communication of the Ministry of the Economy and Public Finance of the Republic of Argentina, issued in connection with the entry into force of the agreement between Repsol and the Republic of Argentina, which informs that the expropriation pursuant to Law No. 26,741 has been concluded, as a result of which Repsol transferred 200,589,525 Class "D" shares of YPF to the National Government.

Yours truly,

Alejandro Cherñacov
Market Relations Officer
YPF S.A

TRANSLATION

ANNEX I

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Amicable Expropriation Settlement and Compromise Agreement between Argentina and Repsol
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Published on May 8, 2014

On the date hereof the agreement regarding the expropriation of 51% of YPF ’s capital shares between the country and the Spanish petroleum company entered into force

This past February 27, 2014, the Republic of Argentina executed an “Amicable Expropriation Settlement and Compromise Agreement” with Repsol, Repsol Capital and Repsol Butano, in connection with the expropriation of 51% of the capital shares of YPF S.A. and YPF GAS S.A. pursuant to Law No. 26,741.

The agreement was duly ratified by the General Shareholders’ Meeting of Repsol on March 28, 2014, and subsequently approved by the Honorable Congress of the Republic of Argentina by Law No. 26,932, enacted by Decree No. 600/14 and published in the Official Gazette dated April 28, 2014.

On the date hereof, after the completion of the conditions precedent agreed to by the parties was verified, the Amicable Expropriation Settlement and Compromise Agreement has entered into force.

In that regard, and according to the terms of the Agreement:

■	Repsol delivered to the Republic of Argentina all necessary documents for the transfer of 200,589,525 Class D shares of YPF S.A. and of 89,755,383 Class “A” shares of YPF Gas S.A.

■
The Republic of Argentina delivered the amount of Initial Public Bonds pursuant to the agreement and the Additional Public Bonds determined according to the average market value during the computation term of 90 days (from 01/31/2014 to 04/30/2014) up to the average market value of U.S.$4,670 million contemplated in the agreement, according to the following details:

INITIAL PUBLIC BONDS	NOMINAL VALUE (millions of dollars)
BONAR X	500
DISCOUNT 33	1,250
BONAR 24	3,250
ADDITIONAL PUBLIC BONDS	NOMINAL VALUE (dollars)
BODEN 2015	317,361,184

TRANSLATION

Pursuant to the agreement, Repsol delivered to the Republic of Argentina written withdrawals of the judicial, administrative and arbitral claims initiated by Repsol, its affiliates and certain third parties, in connection with the expropriation and related matters.

As of the date hereof, the expropriation pursuant to the Law No. 26.741 has been concluded, and therefore the Republic of Argentina is definitively the owner of 51% of capital stock of YPF S.A. and YPF GAS S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: May 9, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer